Mail Stop 3561

November 16, 2009

Thomas G. Sategna
Vice President and Corporate Controller
PNM Resources, Inc.
Alvarado Square
Albuquerque, New Mexico 87158-2701

> **Re: Correspondence Submitted October 9, 2009 Regarding**
> **PNM Resources, Inc.**
> **Form 10-K for Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2009**
> **File No. 1-32462**
>
> **Public Service Company of New Mexico**
> **Form 10-K for Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 1-06986**
>
> **Texas-New Mexico Power Company**
> **Form 10-K for Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-K for Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 6, 2009**
> **File No. 2-97230**

Dear Mr. Sategna:

We have reviewed of your letter dated October 9, 2009 in response to our comment letter dated September 15, 2009 and have the following comments. Where indicated, we think you should revise Texas-New Mexico Power Company's annual reports on Form 10-K for the years ended December 31, 2007 and December 31, 2008 and its quarterly report on Form 10-Q for the period ended March 31, 2009. You should comply with the comments regarding all other documents in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

PNM Resources, Inc.
Public Service Company of New Mexico
Texas-New Mexico Power Company

Form 10-K for the Year Ended December 31, 2008

Note (5) Stockholders' Equity, page B-47

1. We are evaluating the information provided to us relating to the use of the if-converted method for the equity-linked units as well as the two-class method for determining EPS for common and preferred stock. We may have further comment upon full review of the submission. In the interim, please file on EDGAR the supplemental information provided.

Note (25) Goodwill and Other Intangible Assets; Impairments, page B-113

2. We note your response to comment five in our letter dated September 15, 2009. It appears that the fair value of each of your reporting units is not substantially in excess of carrying value and may be at risk of failing step one in the future. Accordingly, we believe that, in future filings, you should disclose whether any of your reporting units is at risk of failing step one of the goodwill impairment test. For each reporting unit that is at risk of failing step one, you should disclose the following:

- the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

- the amount of goodwill allocated to the specific reporting unit;

- a description of the methods and key assumptions used and how the key assumptions were determined;

- a discussion of the degree of uncertainty associated with the assumptions; and

- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 9A. Controls and Procedures, page C-1

3. We note your response to comment eight in our letter dated September 15, 2009. In
    that response, you discuss using Cognizant Technology Solutions Corporation's
    services in the fourth quarter of 2008 to highlight "this change" to your internal
    control over financial reporting. Therefore, it appears that the use of Cognizant's
    services constituted a change in your internal control over financial reporting. Please
    tell us whether the use of Cognizant's services led to a material change in your
    internal control over financial reporting in the fourth quarter of 2008. If so, please
    describe those changes to us in your response letter and confirm for us that, in future
    filings, you will not include disclosure stating that there were no material changes to
    your internal control over financial reporting if there were, in fact, material changes.
    If not, please confirm for us that there were no changes to your internal control over
    financial reporting in the fourth quarter of 2008 that materially affected, or were
    reasonably likely to materially affect, your internal control over financial reporting.

Item 15. Exhibits, Financial Statement Schedules, page D-1

4. We note your response to comment nine in our letter dated September 15, 2009.
    Please file the amended current reports on Form 8-K, which you state that you will do
    in that response, with complete agreements that include all the schedules and exhibits
    to those agreements.

Texas-New Mexico Power Company

Form 10-K for the Year Ended December 31, 2008

Exhibits 31.5 and 31.6

5. We note your response to comment 10 in our letter dated September 15, 2009. Please
    file amendments to Texas-New Mexico Power Company's annual report on Form 10-
    K for the year ended December 31, 2008 and its quarterly report on Form 10-Q for
    the period ended March 31, 2008 that include the complete certifications of Texas-
    New Mexico Power Company's management. In this regard, as discussed in
    Question 246.13 of the Regulation S-K section of our Compliance and Disclosure
    Interpretations (September 14, 2009), which can be found on our website at
    http://www.sec.gov/divisions/corpfin /guidance/regs-kinterp.htm, in the Form 10-K/A
    for the year ended December 31, 2008 and the 10-Q/A for the period ended March
    31, 2009, please include the full Item 9A of Form 10-K and Item 4 of Form 10-Q
    disclosures, including all the changes based on our comments in this letter, complete
    financial statements, and complete certifications for Texas-New Mexico Power
    Company.

Form 10-K for the Year Ended December 31, 2007

6. Also, we note that the certifications in Texas-New Mexico Power Company's Form 10-K for the year ended December 31, 2007 do not include the internal control over financial reporting language from the introductory portion of paragraph 4 and do not include paragraph 4.b. Therefore, please amend the annual report on Form 10-K for the year ended December 31, 2007 to include the company's certifications. In this regard, as discussed in Question 246.13 of our Compliance and Disclosure Interpretations, because this was Texas-New Mexico Power Company's first Form 10-K containing management's report on internal control over financial reporting, the amended annual report on Form 10-K/A for the year ended December 31, 2007 needs to contain only the cover page, an explanatory note, the signature page, and paragraphs one, two, four, and five of the Section 302 certifications.

PNM Resources, Inc.

Preliminary Proxy Statement on Schedule 14A

Base Salary, page 35

7. We note your response to comment 16 in our letter dated September 15, 2009. In that response, you state that each named executive officer's achievement of certain goals is determined based on objective factors and the achievement of other goals is measured subjectively. Please also tell us which goals for your executives are measured objectively and subjectively and, for the objective goals, please tell us the financial or other results necessary to achieve those goals.

Short-Term Annual Cash Incentive Awards; 2008 and 2009 Officer Incentive…, page 36

8. We note your response to comment 18 in our letter dated September 15, 2009. However, it still unclear how your board members individually evaluated your executives' performances so as to determine each executive's short-term annual cash incentive award. For example, although we note that Jeffry Sterba did not receive a short-term annual cash incentive award, please explain how your board members quantified their individual evaluations in each goal category so that, when aggregated, his overall rating made him eligible for an award between the threshold and stretch levels. As another example, you state on page 38 that your other named executive officers met their overall individual and business unit targets and you state in your response that you determined that these named executive officers met their targets based on their self-evaluations, Jeffry Sterba's evaluations, and the quantitative and qualitative results tied to each goal. Please tell us how you determined each executive's level of achievement based on these factors, the financial or other results necessary to achieve the quantitative goals to which you refer, and how you

determined that each named executive officer met the quantitative and qualitative goals so that they were eligible for a short-term annual cash incentive award.

*   *   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Patrick T. Ortiz, Esq.
        PNM Resources, Inc.
        Via Facsimile